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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TEAM, INC.
(Name of Issuer)
Common Shares, $0.30 par value per share
(Title of Class of Securities)
878155 10 0
(CUSIP Number)
Jonathan W. DePriest
Chamerlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Louis A. Waters

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		536,320 shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		536,320 shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

536,320 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes ownership of options to purchase 50,000 shares of Common Stock granted to Mr. Waters for his service as a director of Team, Inc., 16,297 shares of Common Stock granted to Mr. Waters for his service as a director of Team, Inc., and beneficial ownership of 76,217 shares of Common Stock that Mr. Waters holds as trustee of certain family trusts.

Item 1. Security and Issuer
     The class of securities to which this statement relates is the common stock, par value $0.30 per share (the “Common Stock”), of Team, Inc., a Texas corporation (“Team”), whose principal business address is 200 Hermann Drive, Alvin, Texas 77511.
Item 2. Identity and Background
     This statement is filed by Louis A. Waters. Mr. Waters’ business address has changed to 2800 Post Oak Boulevard, Suite 5850, Houston, Texas 77056. The remaining information for this Item 1, as disclosed in the original Schedule 13D and Amendment No. 1 to Schedule 13D to which this statement relates, is hereby incorporated by reference herein
Item 3. Source and Amount of Funds or Other Consideration
     The information for this Item 3, as disclosed in the original Schedule 13D and Amendment No. 1 to Schedule 13D to which this statement relates, is hereby incorporated by reference herein.
Item 4. Purpose of Transactions
     On September 29, 2005, Team granted Mr. Waters an option to purchase an additional 15,000 shares of Team Common Stock for his service as a director of Team. This grant brought the total number of shares exercisable at the option of Mr. Waters to 50,000 shares of Team Common Stock.
     On May 11, 2006, Mr. Waters sold 2,900 shares of Common Stock in a transaction administered by Banc of America Securities, LLC as broker, pursuant to SEC Rule 144. The transaction involved the sale of 2,900 shares of Team Common Stock that Mr. Waters received as a result of the liquidation of the Partnership and distribution of the shares of Common Stock held by the Partnership.
Item 5. Interest in Securities of the Issuer
(a) The outstanding aggregate number of shares of Common Stock outstanding is, there were 8,539,887 shares as of April 5, 2006. Mr. Waters continues to have a beneficial interest in 536,320 shares of Common Stock, which represents 6.3% of the total number of shares of Common Stock issued and outstanding. Such shares are comprised of: (1) 393,806 shares of Common Stock acquired by Mr. Waters pursuant to the liquidation of the Partnership and distribution of the shares of Team Common Stock (this amount does not include the 2,900 shares of Common Stock sold by Mr. Waters as set forth in Item 4 above); (2) 76,217 shares of Common Stock acquired by Mr. Waters as trustee of certain family trusts, which shares were also acquired pursuant to the liquidation of the Partnership and distribution of the shares of Team Common Stock; (3) 16,297 shares of Common Stock granted to Mr. Waters as directors’ fees for his service as a director of Team; (4) options to purchase 50,000 shares of Common Stock granted to Mr. Waters for his service as a director of Team.
(b) Mr. Waters retains the sole voting power and investment power with respect to all of the Common Stock described in Item 5(a).
(c) All of the securities described in Item 5(a) were initially acquired in the transactions described in the original Schedule 13D to which this Statement relates, except for (i) the shares of Common Stock acquired pursuant to the dissolution and liquidation of the partnership as described in Amendment No. 1 to Schedule 13D and (ii) the acquisition by Mr. Waters of options to acquire Team Common Stock and shares of Team Common Stock pursuant to his service as a director of Team.
(d) Other than the contracts, arrangements, understandings or relationships described in Item 6, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from of the proceeds from the sale of, the securities described herein as being beneficially owned by Mr. Waters.

(e) Mr. Waters continues to have a beneficial interest in 536,320 shares of Common Stock and options to purchase Common Stock, which represents 6.3% of the total number of shares of Common Stock issued and outstanding.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information for this Item 6, as disclosed in the original Schedule 13D and Amendment No. 1 to Schedule 13D to which this statement relates, is hereby incorporated by reference herein
Item 7. Material to Be Filed as Exhibits
     The instruments filed as exhibits to the original Schedule 13D and Amendment No. 1 to Schedule 13D, to which this statement relates, are hereby incorporated by reference herein.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 17,2006
/s/ Louis A. Waters
Louis A. Waters, Individually

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